UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Burning Rock Biotech Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0002 per share

(Titles of Class of Securities)

G17173 108**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Burning Rock Biotech Limited (the “Issuer”). CUSIP number 12233L 107 applies to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing one Class A Ordinary Share.

CUSIP No. G17173 108	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS Yusheng Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 17,352,023
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 17,352,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,352,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.9%*
12	TYPE OF REPORTING PERSON IN

*	Calculated based on the number in Row 9 above divided by all of the Issuer’s issued and outstanding Class A Ordinary Shares and Class B ordinary shares as a single class as of December 31, 2022.

CUSIP No. G17173 108	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS Quantum Boundary Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 17,352,023
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 17,352,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,352,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.9%*
12	TYPE OF REPORTING PERSON CO

*	Calculated based on the number in Row 9 above divided by all of the Issuer’s issued and outstanding Class A Ordinary Shares and Class B ordinary shares as a single class as of December 31, 2022.

Item 1(a).	Name of Issuer:

Burning Rock Biotech Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 5, Xingdao Ring Road North

International Bio Island, Guangzhou, 510005

People’s Republic of China

Item 2(a).	Name of Person Filing:

Yusheng Han

Quantum Boundary Holdings Limited

(each, a “Reporting Person” and, collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Burning Rock Biotech Limited

No. 5, Xingdao Ring Road North

International Bio Island, Guangzhou, 510005

People’s Republic of China

Item 2(c).	Citizenship:

Yusheng Han – People’s Republic of China

Quantum Boundary Holdings Limited – British Virgin Islands

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value US$0.0002 per share

Item 2(e).	CUSIP Number:

G17173 108*

*	This CUSIP number applies to the Class A Ordinary Shares of the Issuer. CUSIP number 12233L 107 applies to the ADSs of the Issuer, each ADS representing one Class A Ordinary Share.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Issuer’s ordinary shares by each of the Reporting Persons is presented as of December 31, 2022:

Reporting Person	(a) Amount beneficially owned(1):	(b) Percent of class(2):	(c) Number of shares as to which the person has:
			(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote(1)	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or direct the disposition of(1)
Yusheng Han	17,352,023	16.9%	0	17,352,023	0	17,352,023
Quantum Boundary Holdings Limited	17,352,023	16.9%	0	17,352,023	0	17,352,023

(1)

Includes (i) 27,175 Class A Ordinary Shares, and (ii) 17,324,848 Class A Ordinary Shares obtainable upon conversion of 17,324,848 Class B ordinary shares (“Class B Ordinary Shares”) of the Issuer. Quantum Boundary Holdings Limited, a company incorporated under the laws of the British Virgin Island, directly holds 27,175 Class A Ordinary Shares and 17,324,848 Class B Ordinary Shares. Quantum Boundary Holdings Limited is indirectly wholly owned and ultimately controlled by a family trust established under the laws of the Republic of Singapore and managed by J.P. Morgan Trust Company (Singapore) Pte. Ltd as the trustee. Mr. Yusheng Han is the settlor of the trust. Mr. Han and his family members are the beneficiaries of the trust. Mr. Han may thereby be deemed to beneficially own the 27,175 Class A Ordinary Shares and 17,324,848 Class B Ordinary Shares held by Quantum Boundary Holdings Limited. Class B Ordinary Shares of the Issuer are convertible, at the option of the holder, into Class A Ordinary Shares.

(2)

The percentage of the class of securities beneficially owned by each of the Reporting Persons as of December 31, 2022 is based on 102,643,444 outstanding ordinary shares of the Issuer as a single class, being the sum of 85,318,596 Class A Ordinary Shares and 17,324,848 Class B Ordinary Shares outstanding as of the same date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, and excluding (i) the 473,404 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans, and (ii) 3,023,138 Class A Ordinary Shares as treasury stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

YUSHENG HAN

By:	/s/ Yusheng Han
Name:	Yusheng Han

QUANTUM BOUNDARY HOLDINGS LIMITED

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Director